VR 3-12-04

AM 3/12/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04002940

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR - 1 2004 WASH, D.C. 158

SEC FILE NUMBER
8- 45671

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Diversified Investors Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
4 Manhattanville Road
(No. and Street)

Purchase, NY 10577
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Enna M. Calvi, Financial Principal (914) 697-8852
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas New York NY 10036
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement [illegible] annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances [illegible] on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AM
3.25.2004

OATH OR AFFIRMATION

I, Enna M. Calvi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diversified Investors Securities Corp., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROSALIE GISOLFI
Notary Public
Westchester Co., New York
40 69882
My Commission Expires 7/23/05

Diversified Investors Securities Corp.

Statement of Financial Condition
December 31, 2003

Diversified Investors Securities Corp.
Index
December 31, 2003

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Diversified Investors Securities Corp.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Diversified Investors Securities Corp. (the "Company") at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2004

Diversified Investors Securities Corp.
Statement of Financial Condition
December 31, 2003

Assets	
Cash	$ 509,982
Commissions and concessions receivable	1,998,262
Other assets	107,146
Total assets	$ 2,615,390
Liabilities and Stockholder's Equity	
Liabilities	
Marketing and distribution expenses payable	$ 561,400
Due to affiliates	1,414,164
Accrued expenses	10,000
Total liabilities	1,985,564
Stockholder's equity	
Common stock - $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	1,594,463
Accumulated deficit	(965,637)
Total stockholder's equity	629,826
Total liabilities and stockholder's equity	$ 2,615,390

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

Diversified Investors Securities Corp. (the "Company"), a wholly owned subsidiary of Diversified Investment Advisors, Inc. ("Diversified" or the "Parent"), an indirect wholly owned subsidiary of AEGON USA ("AEGON"), is a registered broker-dealer pursuant to the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Company transacts customer trades in mutual funds and variable annuities and serves as the distributor of certain mutual funds affiliated with Diversified.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

The Company record commissions revenue and related expense on trade date. Under a distribution plan pursuant to Rule 12b-1 of the Investment Company Act of 1940, the Company may receive a fee from certain mutual funds for which it serves as the distributor at an annual rate not to exceed 0.25% of each fund's average daily net assets.

The Company has also entered into agreements with various mutual fund groups whereby it participates in revenue sharing for the placement and retention of assets in such mutual funds. The Company has entered into an agreement with Diversified to periodically pay the amount equal to 12b-1 and revenue sharing fees as reimbursement for certain marketing and distribution expenses paid by Diversified on behalf of the Company. As of December 31, 2003, $1,436,862 is included in commissions and concessions receivable and due to affiliates.

In accordance with an informal intercompany agreement, the Company also records expense, as well as an offsetting revenue, for commissions paid on its behalf by AEGON companies. As of December 31, 2003, $561,400 was included in commissions and concessions receivable and marketing and distribution expenses payable.

The fair value of financial assets and liabilities, consisting primarily of receivables and payables relating to commissions, are considered to approximate the carrying value due to the short-term nature of the financial instruments.

3. Related-Party Transactions

Certain operating expenses incurred by AEGON have been allocated to the Company.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that aggregate indebtedness shall not exceed 15 times net capital or $5,000, whichever is greater. As of December 31, 2003, the Company's net capital was $479,449 which exceeded the net capital requirement of $132,371 by $347,078 and its ratio of aggregate indebtedness to net capital was 4.14 to 1.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 under paragraph (k)(1) thereof because transactions are limited to agency trades of registered securities of registered investment companies and no customer funds or securities are held.

5. Concentrations of Credit Risk

The Company's cash is held at a major regional U.S. bank.

6. Income Taxes

The Company is included in the consolidated U.S. Federal income tax return of AEGON, and files separate state and local returns. In accordance with an agreement between AEGON and the Company, U.S. Federal income tax expense is allocated to the Company based on consolidated tax filings. The Company will be reimbursed by AEGON for the utilization of its U.S. Federal net operating loss to the extent such benefits are used in the consolidated tax return. For state and local taxes, temporary differences related to the Company's tax loss carryforwards have been fully reserved. Minimum state and local taxes were recorded.

Tax assets and liabilities resulting from the income tax allocations are settled by entries in an intercompany account from or due to AEGON.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Diversified Investors Securities Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Diversified Investors Securities Corp. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computation of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2004